Exhibit 99.2

Relevant part of the Minutes of the Board of Directors of Central Puerto S.A. on August 13, 2018

Minutes No. 333: In the City of Buenos Aires, on August 13, 2018, at 9:30 a.m., the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly), convened. The following directors were present: Osvaldo RECA, Oscar GOSIO, Miguel DODERO, Juan José SALAS, Diego PETRACCHI, Tomás WHITE, Tomas PERES, Jorge Eduardo VILLEGAS, Cristián LOPEZ SAUBIDET and Liliana MURISI. The following members of the Supervisory Committee also attended the meeting: Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON.. The quorum required to hold the meeting was met and the meeting commenced (…) the second item on the agenda was submitted for consideration: 2) APPROVAL OF THE CONSOLIDATED STATEMENT OF INCOME, THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION, THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY, THE CONSOLIDATED STATEMENT OF CASH FLOW, ADDITIONAL NOTES, SEPARATED STATEMENT OF INCOME, SEPARATED STATEMENT OF COMPREHENSIVE INCOME, SEPARATED STATEMENT OF FINANCIAL POSITION, SEPARATED STATEMENT OF CASH FLOW, INFORMATION REPORT AND ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS – SECTION 12, TITLE III, CHAPTER IV, REGULATIONS (N.T. 2013) OF THE ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION 68, REGULATIONS OF THE BUENOS AIRES STOCK EXCHANGE (BOLSA DE COMERCIO DE BUENOS AIRES), FOR THE PERIOD ENDED JUNE 30, 2018. Mr. Osvaldo RECA requested Mr. Juan Avigliano to present the topic. Mr. Juan Avigliano took the floor and informed that it was the Board of Directors’ responsibility to consider and approve the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, Additional Notes, Separated Statement of Income, Separated Statement of Comprehensive Income, Separated Statement of Financial Position, Separated Statement of Cash Flow, Information Report and Additional Information to the Notes to Financial Statements – Section 12, Title III, Chapter IV, General Resolution No. 622, Argentine Securities Commission (Comisión Nacional de Valores) and Section 68, Regulation of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), which documents are with respect to the period ended June 30, 2018, and which were available to the directors prior to the meeting. After a short deliberation and having considered the report issued by the Supervisory Committee and the report issued by Independent Auditors, the Board of Directors decided to approve by unanimous vote the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, Additional Notes, Separated Statement of Income, Separated Statement of Comprehensive Income, Separated Statement of Financial Position, Separated Statement of Cash Flow, Information Report and Additional Information to the Notes to Financial Statements – Section 12, Title III, Chapter IV, General Resolution No. 622, Argentine Securities Commission (Comisión Nacional de Valores) and Section 68, Regulation of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) for the period ended June 30, 2018. Mr. Osvaldo RECA continued taking the floor and informed all of those present the status of compliance with General Resolution No. 611/12, Argentine Securities Commission. In that regard, Mr. Osvaldo RECA informed that the Company has knowledge regarding the reconciliation between the Professional Accounting Regulations (PAS) and the International Financial Reporting Standards (IFRS) (hereinafter the “Standards”), which apply to the investments that the Company has in Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Central Aimé Painé S.A., Parques Eólicos Australes S.A, and Proener S.A.U., which companies are all periodically monitored by the Company. Therefore, it is concluded that all significant accounting entries that enjoy different treatment in the Standards have been taken into account in the reconciliation of the Standards. Hence, the Company’s Board of Directors approved by unanimous vote such reconciliation of the Standards. (…) There being no further business to discuss, the meeting was adjourned at 10:45 a.m.